Haoxi Health Technology Limited

January 24, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Limited
Registration Statement on Form F-1, as amended
Initially Filed on August 25, 2023
File No. 333-274214

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Haoxi Health Technology Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4.00 p.m., Eastern Time, on January 25, 2024, or as soon thereafter as practicable.

Very truly yours,

Haoxi Health Technology Limited

By:	/s/ Fan Zhen
	Name:	Fan Zhen
	Title:	Chief Executive Officer, Director